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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER

8-52699

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2009 AND ENDING 12/31/2009
                                    MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: EMPLOYEE BENEFITS INVESTMENT GROUP, INC

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

3161 SAINT JOHNS BLUFF RD. S. STE 4

(No. and Street)

JACKSONVILLE   FL   32246
     (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
ARTHUR TRONCOSO   904-928-3550

                                               (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

SEC Mail Processing Section

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CORLISS, COLETTE M.

FEB 2 6 2010

                          (Name – *if individual, state last, first, middle name*)

Washington, DC 110

1901 N. FIRST ST #203   JACKSONVILLE BEACH   FL   32250
  (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

OATH OR AFFIRMATION

I, __ARTHUR TRONCOSO__ _____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __EMPLOYEE BENEFITS INVESTMENT GROUP, INC.__ _____ , as of __FEBRUARY 25TH__ _____ , 20 __10__ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____
Signature

PRESIDENT
_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



EMPLOYEE BENEFITS INVESTMENT GROUP, INC.

Financial Report

December 31, 2009

Colette M. Corliss, CPA, P.A.
Certified Public Accountant
1901 North First Street # 203
Jacksonville Beach, Florida 32250

EMPLOYEE BENEFITS INVESTMENT GROUP, INC.

CONTENTS

Colette M. Corliss, CPA, P.A.
Certified Public Accountant

 **Colette M. Corliss, CPA, P.A.**

1901 North First Street # 203
Jacksonville Beach, Florida 32250
(904) 241-9992

INDEPENDENT AUDITOR'S REPORT

To the Director
Employee Benefits Investment Group, Inc.
Jacksonville, Florida

I have audited the balance sheet of Employee Benefits Investment Group, Inc. (the Company) as of December 31, 2009, and the related statements of income, cash flows and changes in shareholders' equity for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Employee Benefits Investment Group, Inc. as of December 31, 2009 and the results of its operations and its cash flows for the year then ended, in conformity with generally accepted accounting principles.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I (Schedules II, III and IV are not required for the Company) is presented for purposes on additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Colette Corliss Sellers, CPA

For firm:

Colette M. Corliss, CPA, P.A.
Jacksonville Beach, Florida
February 17, 2010

Employee Benefits Investment Group, Inc.

Balance Sheet
at December 31, 2009

	2009
ASSETS	
Current Assets	
Cash in bank	$28,045
Accounts receivable	5,978
Total Current Assets	34,023
Fixed Assets	
Furniture and equipment	9,825
Accumulated depreciation	(9,323)
Total fixed assets	502
Total Assets	$34,525
LIABILITIES AND SHAREHOLDERS' EQUITY	
Current Liabilitiies	
Payroll taxes payable	$338
Commissions and other payables	4,294
Total current liabilities	4,632
Shareholders Equity	
Common stock, no par value	
10,000 shares authorized, issued and outstanding	
Additional paid in capital	51,195
Retained Earnings	(21,302)
Total Shareholders' Equity	29,893
Total Liabilities and Shareholders' Equity	$34,525

Employee Benefits Investment Group, Inc.

Statement of Income and Retained Earnings
For the Year Ended December 31, 2009

	2009
Income	
Commissions and fees	$ 148,691
Cost of sales: Comission expense	83,014
Gross profit	65,677
Expenses	
Salaries and payroll taxes - officer and staff	25,032
Advertising	75
Continuing education	1,583
Contributions and gifts	348
Depreciation	647
Dues & subscriptions	2,836
Equipment lease	6,001
Insurance	4,223
Compliance Indiv. Registered Rep. Audit	-
Accounting and financial audit	5,950
Licenses	281
Meals and travel	3,025
Outside services	1,320
Postage and mailing	2,713
Printing	-
Regulatory fees	5,829
Rent - office	7,980
Repairs and maintenance	1,099
Software license & usage	3,900
Supplies and office expense	4,933
Telephone and communications	6,159
Total operating expenses	83,934
Operating Results	(18,257)
Other Income and expense	0
Net Earnings	$ (18,257)
Retained Earnings - Beginning of Year	$ (3,045)
Distribution to shareholder	0
Retained Earnings - End of Year	$ (21,302)

Employee Benefits Investment Group, Inc.

Statement Of Cash Flows
For the Year Ended December 31, 2009

	2009
Cash Flows from Operating Activities	
Net income	($18,257)
Adjustments to reconcile net income to net cash	
provided by operating activities:	
Depreciation	647
(Increase) decrease in accounts receivable	8,903
(Decrease) increase in accounts payable	(5,785)
Net cash provided (used) by operating activities	(14,492)
Cash Flows from Investing Activities	
Purchases of equipment	0
Net cash provided (used) by investing activities	0
Cash Flows from Financing Activities:	
Distribution to shareholder	0
Net cash provided (used) by financing activities	0
Increase in cash	(14,492)
Cash and cash equivalents at beginning of year	42,537
Cash and cash equivalents at end of year	$28,045
Supplemental Disclosure Of Cash Payments Made For:	
Interest paid	$ -

Employee Benefits Investment Group, Inc.

Statement of Changes in Shareholders' Equity
For the Year Ended December 31, 2009

| | Common Stock | | Paid-in | Retained | Shareholders' |
	# Shares	Amount	Capital	Earnings	equity
Balances at					
January 1, 2009, No par value	10,000	$ -	$ 51,195	$ (3,045)	$ 48,150
Net income				(18,257)	(18,257)
Purchases of					
common shares			-		-
Sub total			51,195	(21,302)	29,893
Distribution to					
shareholder				-	-
Balance at December 31, 2009	10,000	$ -	$ 51,195	$ (21,302)	$ 29,893

Note 1 – Organization and Nature of Business

Employee Benefits Investment Group, Inc. (EBIG) is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of various exchanges and the Financial Industry Regulatory Authority, Inc. (FINRA). The Company was incorporated under the laws of the State of Florida in on April 20, 2000 and is licensed to do business in Florida and sixteen other states. EBIG's customer base mainly is comprised of civil service and military personnel. The company does not carry security accounts for customers or perform custodial functions relating to customer securities at this time.

Note 2 - Summary of Significant Accounting Policies

Basis of Presentation

The financial statements and accompanying notes are prepared on the accrual basis in accordance with accounting principles generally accepted in the United States of America. The computation of net capital was prepared using allowable assets and aggregate indebtedness concepts as prescribed by the Securities and Exchange Commission Uniform Net Capital rule.

Concentrations of Credit Risk

Concentrations of risk with respect to sales income were moderately low in 2009. The Company's customer base during the year and the customers' dispersion across stable industries lessened the risk. Employee Benefits Investment Group, Inc. receives payment from large established mutual fund firms and credit worthy insurance companies within fifteen days after customer contracts are executed. Therefore, outstanding receivables were settled during the following month.

Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and disclosures. Although these estimates are based on management's best knowledge of current events and actions the Company may undertake in the future, actual results could differ from the estimates.

Property and Equipment

Property and equipment items are stated at the lower of cost or fair value on the date usage began. Expenditures for maintenance and repairs are charged to expense as incurred. Improvements that extend the useful life of property and equipment are capitalized. Depreciation is computed using straight-line methods over useful lives of five years for furniture, fixtures, and equipment.

Income Taxes

Employee Benefits Investment Group, Inc. is a Sub-chapter S corporation; therefore there is no provision for income taxes. Income is passed through to the shareholder and taxes are paid at the appropriate individual taxpayer rates.

Note 2 – (continued)

Statement of Cash Flows

For purposes of the Statement of Cash flows, the Company has defined cash equivalents as highly liquid investments, with original matures of less than ninety days, that are not held for sale in the ordinary course of business.

Note 3 – Commissions Receivable/Payable

Amounts receivable for commissions to EBIG and commissions payable to EGIB representatives at December 31, 2009, consist of the following:

	Receivable	Payable
Fees and commissions	$5,978	$4,632

Note 4 - Schedule of Fixed Assets and Accumulated Depreciation

Property and equipment are summarized by major classifications as follows:

	2009
Furniture and equipment	$6,639
Office equipment	3,186
Total property and equipment	9,825
Less accumulated depreciation	(9,323)
	$502

Note 5 - Leasing Arrangements

The Company has conducted its operations from the same leased facilities during the past four years. The lease term is one year, ending on November 30, 2009. The annual base amount of rent is $15,429 and there is an option to renew with a three percent escalation clause. The Company subleases a portion of the space. Actual net rent expense for 2009 was $7,980.

Note 6 – Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness (AI) to net capital, both as defined, shall not exceed fifteen to one during the second year and each succeeding year in business. The Company's AI ratio to net capital was .16 to 1.00, or $28,928 in excess of that requirement. At December 31, 2009, the Company had net capital of $29,392 which was $24,392 in excess of the required net capital of $5,000.

Note 7 – Reconciliation of Net Capital to the FOCUS report

A reconciliation of the computation of Net Capital under Rule 15c3-3 between the audited financial statements and the required and submitted fourth quarter unaudited FOCUS report was performed. The audited computation was equal to the unaudited computation on the FOCUS. The audited computation is presented in the supplementary information in Schedule I.

Note 8 – Exemption from rule 15c3-3

As explained in the independent auditor's report on Internal Control, the Company is claiming an Exemption from SEC Rule 15c3-3. Therefore, the schedules usually required with the audit report have not been included (i.e.: Schedules II & III), as they are not applicable to the Company's operations. Schedule IV has been omitted because the Company does not trade on any Commodity Exchanges.

SUPPLEMENTARY INFORMATION

Pursuant to Rule 17a-5 of the
Securities and Exchange Act of 1934

As of December 31, 2009

Employee Benefits Investment Group, Inc.

**Computation of Net Capital Under Rule 15c3-1 of the
Securities and Exchange Commission**

as of December 31, 2009

<u>2009</u>

Total shareholders' equity		$29,893
Deduct shareholders' equity not allowable		<u>0</u>
for net capital		
Total shareholders' equity qualified for net capital		29,893
Deductions for nonallowable assets:		
Furniture and equipment	501	
Other assets	<u>0</u>	
		<u>501</u>
Net Capital		$29,392
Aggregate indebtedness (AI)		
Current liabilities		<u>4,632</u>
Total aggregate indebtedness		<u>$4,632</u>
Computation of basic net capital requirement, greater of:		
1] Minimum net capital required (=AI * 6 $^{2/3}$%) :		
Company		<u>$308</u>
2] Minimum net capital requirement of reporting broker		$5,000
Excess net capital		$24,392
Excess net capital at 1,000% of AI		$28,928
Ratio: Aggregate indebtedness to net capital		<u>16%</u>
Reconciliation with company's computation (included		
in Part II of Form X-17A-5 as of December 31, 2009)		
Net capital as reported in Company's Part II		
(unaudited) FOCUS report		$29,392
Audit adjustment to record accounts receivable -		
to extent of commissions payable		4,294
Audit adjustment to record accrued commissions payable		(4,294)
Net capital computed above		$29,392

 **Colette M. Corliss, CPA, P.A.**

1901 North First Street, # 203
Jacksonville Beach, Florida 32250
(904) 241-9992

INDEPENDENT AUDITOR'S REPORT

To the Directors
Employee Benefits Investment Group, Inc.
Jacksonville, Florida

In planning and performing my audit of the financial statements of Employee Benefits Investment Group, Inc. (the Company) for the year ended December 31, 2009, I considered its internal control, including control activities for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that I considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examination, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additions objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. I noted no matters involving internal control that I consider to be material weaknesses as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe the Company's practices and procedures were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the NASD and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Colette Corliss Sellers, CPA

For firm:

Colette M. Corliss, CPA, P.A.
Jacksonville Beach, Florida
February 17, 2010